Exhibit 99.2

LexinFintech Holdings Ltd. Announces Changes to Board Committees

SHENZHEN, China, August 27, 2018 — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced that the Company’s board of directors (the “Board”) has confirmed that Mr. Xiaoguang Wu, an existing director of the Company, satisfies the independence requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. The Board has appointed Mr. Xiaoguang Wu as a member of the audit committee of the Board, a member of the compensation committee of the Board and the chairman of the nominating and corporate governance committee of the Board, replacing Mr. Yibo Shao and Mr. Jay Wenjie Xiao. Mr. Yibo Shao remains as director of the Board and Mr. Jay Wenjie Xiao as chairman of the Board.

The Board’s audit committee, compensation committee, and nominating and corporate governance committee now each consists of three members, all of whom are independent directors.

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

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For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexinfintech.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexinfintech.com